                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                    FILING NO. 1 FOR THE MONTH OF APRIL, 2003



                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  ---------------------------------------------
                  (Translation of Registrant's name in English)

                       4 WEIZMAN STREET, TEL AVIV, ISRAEL
                       ----------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                    Form 20-F  X       Form 40-F
                                               --                 --

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes           No  X
                                            ---          ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

--------------------------------------------------------------------------------

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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED


On April 28, 2003, the Industrial Development Bank of Israel Limited ("Registrant") issued an Immediate Report announcing that in an inspection carried out by the Tel Aviv Stock Exchange it was found that the Ordinary Preferred Shares of the Registrant did not meet the preservation requirements set by the Exchange (the value of the public holdings of the Shares fell below
1.6 million NIS, which is equivalent to approx. 348,000 US Dollars).

The Registrant was granted a 6 month extension to meet the requirements; if the Registrant fails to meet the requirements, trading of the Shares could be suspended.

A translation of the Immediate Report issued by the Registrant on April 28, 2003, is included as Exhibit 1 to this Form 6-K.



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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            INDUSTRIAL DEVELOPMENT BANK
                                            OF ISRAEL LIMITED


Date: April 28, 2003                        By: /s/ Michael Warzager

                                                  Michael Warzager
                                                  General Counsel


                                            By: /s/ Moshe Hashavia

                                                  Moshe Hashavia
                                                  General Secretary
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                                                                       EXHIBIT 1

                                   TRANSLATION


                                                         April 28, 2003

Securities Authority         Companies Registrar         Tel Aviv Stock Exchange
Kanfei Nesharim Street       P.O. Box 767                54 Ahad Ha'am Street
Jerusalem 95464              Jerusalem 91007             Tel Aviv




                  Re: IMMEDIATE REPORT


An Immediate Report is hereby given that pursuant to a notice from the Tel Aviv Stock Exchange ("the Exchange"), in an inspection carried out by the Exchange it was found that the Ordinary Preferred Shares of the Bank, which are traded on the Exchange, did not meet, as of March 31, 2003, the preservation requirements set forth in the by-laws of the Exchange, due to the fact that the value of the public holdings of these Shares fell below 1.6 million NIS (as of the above date they stood at 1.53 million NIS). Pursuant to the notice the Bank is granted an extension of 6 months (until September 30, 2003) in order to meet the requirements.

The notice adds and establishes that the Board of the Exchange, at its meeting during October 2003, will consider suspending the trading of shares of companies which do not meet the requirements at the end of the extension period, according to instructions.

                                    Sincerely yours,

                                    Industrial Development Bank of Israel Ltd.

                                    M. Warzager, Adv.            M. Hashavia
                                     General Counsel           General Secretary